October 9, 2012

VIA EDGAR AND FAX
202.772.9202

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Davey Tree Expert Company
Form 10-K for the fiscal year ended December 31, 2011
Filed March 9, 2012 File No. 000-11917

Dear Mr. Humphrey:

The Davey Tree Expert Company (“Davey Tree” or the “Company”) submits this response to your letter dated September 27, 2012 commenting on our Form 10-K for the year ended December 31, 2011. For ease of reference we have repeated your comments prior to our responses.

Comment:	Notes to Consolidated Financial Statements Note J, Self-Insurance Accruals, page F-17

1.
We note that you discount your worker’s compensation accrual using the discount rates summarized in the table. We also note that your accounting policy for self-insurance accruals in Note B (page F-9) does not address the accounting treatment in discounting this liability, including why management believes discounting is appropriate and how the discount rates are determined. Staff Accounting Bulletin Topic 5N provides guidance with respect to discounting claim liabilities related to short-duration insurance contracts. In addition, please also refer to ASC Topics 410-30-35-12 and 450-20-s99-1 for additional guidance on discounting liabilities. In this regard, please tell us why management believes discounting your worker’s compensation liability is appropriate, and specifically address if the amounts and timing of its cash payments are fixed or reliably determinable as well as how you determine the discount rates. Assuming a satisfactory response, please also expand your self-insurance accounting policy to describe the accounting treatment in detail.

Mr. David R. Humphrey
October 9, 2012

Response:
At December 31, 2011, the workers’ compensation self-insurance accrual approximated $33.4 million on a nominal basis and $31.6 million on a discounted basis, with a discount of $1.8 million derived using an annual interest rate of 2.5%.
Management has concluded that it is appropriate to discount its workers’ compensation accruals as the amounts and timing of cash payments related to these accruals are reliably determinable. A significant portion of the workers’ compensation payments are comprised of statutorily-determined benefits based on weekly average wages and given the Company’s significant level of historical claim volume, we believe there is sufficient information to support the actuarial assumptions and judgments used to derive the expected loss payment pattern underlying the discounted accruals.
The workers’ compensation accruals are discounted at an annual interest rate that best approximates the long-term investment yields over the expected pattern and duration of workers’ compensation losses. In determining the interest rate, management considers the potential yield reflective of investment results that could be obtained with the rate being reflective of (a) the yield that approximates the U.S. Treasury bill rate that reflects the duration of the liabilities and (b) the yield that approximates a corporate bond yield that reflects the duration of the liabilities. The corporate bond yield that reflects the duration of the liabilities is based on a hypothetical bond portfolio of investment grade instruments with durations that match the expected loss payment pattern.
In future Form 10-K filings, we will expand our accounting policy for self-insurance accruals. We expect our accounting policy to be described as follows:
Self-Insurance Accruals--We are generally self-insured for losses and liabilities related primarily to workers’ compensation, vehicle liability and general liability claims. We use commercial insurance as a risk-reduction strategy to minimize catastrophic losses. Ultimate losses are accrued based upon estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company-specific experience.
The self-insurance accruals include claims for which the ultimate losses will develop over a period of years. Accordingly, the estimates of ultimate losses can change as claims mature. The accruals also are affected by changes in the number of new claims incurred and claim severity. The methods for estimating the ultimate losses and the total cost of claims were determined by third-party consulting actuaries; the resulting accruals are reviewed by management, and any adjustments arising from changes in estimates are reflected in income.

Mr. David R. Humphrey
October 9, 2012

The workers’ compensation accruals are discounted as the amount and timing of cash payments related to those accruals are reliably determinable given the nature of workers’ compensation benefits and the level of historical claim volume to support the actuarial assumptions and judgments used to derive the expected loss payment pattern. The workers’ compensation accruals are discounted using an interest rate that approximates the long-term investment yields over the expected payment pattern of unpaid losses.
The self-insurance accruals are based on estimates, and while management believes that the amounts accrued are adequate and not excessive, the ultimate claims may be in excess of or less than the amounts provided.
Comment:    Note V – Quarterly Results of Operations (Unaudited), page F-40

2.
As your consolidated statement of operations does not reflect a gross profit measure of performance, we presume you present a gross profit caption (and amount) based on the supplementary financial disclosure guidance provided in Item 302(a)(1) of Regulation S-K. In your situation, it appears gross profit would be revenues less costs and expenses associated directly with or allocated to services rendered. As your consolidated statement of operations solely discloses a single performance measure, income (loss) from operations, it is unclear how you derived the gross profit measure of performance. Please expand the disclosure to clearly describe how you define and compute this measure of performance.

Response:

The presentation of “gross profit” is made to comply with the requirements of Item 302(a)(1) of Regulation S-K and is calculated from the statement of operations line-items “revenues” less “cost and expenses, operating.”

In future filings, we will revise the line item previously captioned “gross profit” to “gross profit (revenues less cost and expenses, operating)” to clearly describe how the financial data referred to above is derived.

· · · · ·

As requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Davey Tree may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey
October 9, 2012

If you have any questions about these responses or require additional information, please contact me at 330.673.9511, extension 8377.

Very truly yours, THE DAVEY TREE EXPERT COMPANY /s/ Nicholas R. Sucic Nicholas R. Sucic Vice President and Controller